August 15, 2008
VIA EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, DC 20549

Re:	TLC Vision Corporation Form 10-K for the Fiscal Year Ended December 31, 2007 Filed March 17, 2008 File Number: 000-29302
Dear Mr. Rosenberg:
We have received your comment letter dated August 1, 2008 regarding Form 10-K with respect to TLC Vision Corporation (“TLC” or “the Company”) filed on March 17, 2008. Today, we are transmitting this letter in response to your comments, which were submitted to the Company as part of a regular review by the Commission. For your convenience, we have set forth your comments below along with our response to each comment.
Item 1 — Business
Description of Refractive Laser Centers Segment, page 6
1.	We note your disclosure on page 6 of your filing that the majority of the company’s excimer lasers are manufactured by VISX, a division of Advanced Medical Optics. We further note that you receive the majority of your revenues from refractive laser centers, and that each center has at least one excimer laser. If you have a manufacturing agreement for excimer lasers with VISX, please provide us with an analysis supporting your determination that the agreement is not required to be filed as an exhibit pursuant to Item 601 (b)(10) of Regulation S-K.

The Company does not have a manufacturing agreement with VISX, as its laser technologies are available on a non-exclusive basis to all LASIK providers. In our December 31, 2008 Form 10-K, we will explicitly state that no manufacturing agreements exist between the Company and VISX.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 40

2.	Please revise the contractual obligations table to include interest on long-term debt and revise the note to the table to explain this inclusion.

A revised contractual obligations table, including interest on our debt obligations, would be as follows:

PAYMENTS DUE BY PERIOD
		LESS		MORE
		THAN 1	1 TO 3	THAN 3
CONTRACTUAL OBLIGATIONS	TOTAL	YEAR	YEARS	YEARS
Debt	$110,149	$11,732	$9,466	$88,951
Interest on debt	37,353	7,144	14,094	16,115
Operating leases	32,423	7,914	12,930	11,579
Inventory purchases	14,600	7,300	7,300	—
Marketing contracts	2,000	2,000	—	—

Total	$196,525	$36,090	$43,790	$116,645

A revised note to the table explaining this inclusion would read:
“Future interest payments on debt include approximately $32.0 million associated with the outstanding Senior Term Loan under the Company’s Credit Facility and assume an interest rate of 7.2%, which is based on the Company’s actual borrowing rate entering fiscal 2008. The actual interest rate on the Senior Term Loan is variable and the Company may make advance principal payments in future periods affecting the Company’s current estimate of future interest payments.”
The Company intends to revise this disclosure as part of the December 31, 2008 Form 10-K.
Footnote 2 — Summary of Significant Accounting Policies
Revenue Recognition, page 50
3.	The disclosure on page 31 states that the company began charging a fee on certain procedures as part of the Lifetime Commitment Program during the year ended December 31, 2007. Please provide the following information:
•	Please explain to us how you accounted for the guarantees and obligations under the Lifetime Commitment program prior to December 31, 2007.

Prior to fiscal 2007, participation in the Lifetime Commitment program was included in the base surgical price for substantially all of our patients. Under the Lifetime Commitment program, we provide post-surgical re-treatments free of charge should the patient not achieve the desired visual correction during the initial procedure. We accounted for the Lifetime Commitment program as a warranty obligation under Financial Accounting Standards Board Statement No. 5, Accounting for Contingencies. Accordingly, the costs expected to be incurred to satisfy the obligation were accrued as a liability.

We recorded the warranty accrual based on our best estimate of the number and associated cost of the procedures to be performed. On a quarterly basis, we reviewed the warranty accrual and considered factors such as procedure cost and historical procedure volume when determining the appropriateness of the recorded balance.

In fiscal 2007, participation in the Lifetime Commitment program continued to be included in the base surgical price for a vast majority of our service offerings and the Company continues to account for the Lifetime Commitment for these patients consistent with that noted above.

For certain customers, our service offering was modified in fiscal 2007 such that participation in only a one-year warranty program is included in the base surgical price for lower level procedures. For these customers, the costs expected to be incurred to satisfy the one-year warranty obligation are accrued as a liability at the point of sale given our ability to reasonably estimate such costs based on historical trends and the satisfaction of all other revenue recognition criteria.

For the customers electing this lower level procedure, which includes the standard one-year re-treatment warranty, a separately priced fee is then offered to extend the warranty (i.e., the Lifetime Commitment program). Consistent with the guidance of FTB 90-1, “Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts,” the Company believes revenues under this separately priced Lifetime Commitment program should not be recognized until at least one year after purchase as the Company’s standard warranty would cover any claims arising in the first 12 months after the purchase date. Generally, the revenues from this separately stated program should be deferred and recognized over the warranty period unless sufficient experience exists to indicate that the costs to provide the service will be incurred other than on a straight-line basis. We believe we have sufficient experience to support recognition on other than a straight-line basis. Accordingly, revenues and the related costs for this program are initially deferred and recognized over a period of five years based on management’s future estimates of re-treatment volume, which are based on historical warranty claim activity.

•	Clarify if there are any other warranties outside of the lifetime commitment program for the periods presented and how you account for those warranties.

None, other than discussed above.

•	You state that the fee also includes follow up visits. Please tell us why some of the fee is not deferred over the period of the follow up visits.

The Company does defer the fee over the period of the follow-up visits as disclosed on page 52, Footnote 2, “Summary of Significant Accounting Policies — Revenue Recognition.” The disclosure specifically states:

“We offer a portion of our patients at our value-priced centers extended lifetime warranties, i.e., the TLC Lifetime Commitment. Under applicable accounting rules, 100% of revenues from the sale of the lifetime warranty are to be deferred and recognized over the life of the contract on a straight-line basis unless sufficient experience exists to indicate that the costs to provide the service will be incurred other than on a straight-line basis. We believe we have sufficient experience to support recognition on other than a straight-line basis. Accordingly, we have deferred these revenues and are recognizing them over the period in which the future costs of performing the enhancement procedure are expected to be incurred.”
•	Disclose the dollar amount of deferred revenue recorded for the year ended December 31, 2007 and where that amount is included on the balance sheet.

At December 31, 2007, the deferred revenue balance associated with the Lifetime Commitment was approximately $0.7 million and was included in the ‘other long term liabilities’ caption of the balance sheet. As fiscal 2007 was the first year the Lifetime Commitment was offered on a separately priced basis for a certain level of procedures, and this commitment extends the warranty beyond the one year period discussed above, the Company classified the entire balance as long-term at December 31, 2007.

•	Please revise your disclosure to include the period over which the deferred revenues are being amortized into income and describe the data that was used to determine the appropriate amortization methodology.

A revised disclosure on page 31 and page 50 would read:

“Participation in our Lifetime Commitment program is included in the surgical price for a specific type of procedure selected by a portion of our patients. Under this pricing model, we account for the Lifetime Commitment program as a warranty obligation under the provisions of Financial Accounting Standards Board Statement No. 5, Accounting for Contingencies. Accordingly, the costs expected to be incurred to satisfy the obligation are accrued as a liability at the point of sale given our ability to reasonably estimate such costs based on historical trends and the satisfaction of all other revenue recognition criteria.

During the year ended December 31, 2007, the Company began offering an extended Lifetime Commitment warranty at a separately priced fee to customers selecting a lower level base surgical procedure. Revenues generated under this program are initially deferred and recognized over a period of five years based on management’s future estimates of re-treatment volume, which are based on historical warranty claim activity.”

A disclosure of this nature will be included in our December 31, 2008 Form 10-K.
Footnote 9 — Goodwill, page 56
4.	Please explain why such a substantial amount of the goodwill impairment was allocated to the two ambulatory surgical centers that are included in discontinued operation and how this allocation complies with GAAP. Also, please tell us whether there was any gain or loss recognized upon divestiture of the two ambulatory surgical centers and, if so, the amount and where this amount is recorded. In addition, please tell us why you believe the divestures qualify for discontinued operations as it is not clear how this complies with SFAS 144 based on your disclosure that states “the company determined that the divested locations warranted discontinued operation treatment due to the significance of the impairment charges recorded on the disposed centers”.
Our responses to the various points in question 4 are outlined below:
•	Please explain why such a substantial amount of the goodwill impairment was allocated to the two ambulatory surgical centers that are included in discontinued operations and how this allocation complies with GAAP.

During 2007, TLC completed the divestiture of two ambulatory surgical centers (ASCs), which were part of the Company’s doctor services business. These ASCs are separately identifiable components of the Company that have discrete financial information available and for which the operating results are regularly reviewed by segment management and our chief operating decision maker on a discrete or separate basis. Prior to the sale and classification as discontinued operations, an interim test for goodwill impairment was completed as events and changes in circumstances prior to our annual test indicated the fair value of the ASCs was more likely than not reduced below carrying value. Based on our analysis, goodwill related to the ASCs was impaired by approximately $9.6 million, of which $9.3 million specifically related to one of the ASCs disposed of during 2007. As this ASC qualified for discontinued operations treatment (as described further below), the $9.3 million was presented within the results of that component in the accompanying consolidated statement of operations as a discontinued operation and was further described in the notes to the consolidated financial statements.

During the year ended December 31, 2006, the Company recognized a goodwill impairment charge of $4.1 million specifically associated with the other ASC sold in 2007. Once this ASC qualified for discontinued operations treatment in 2007, the $4.1 million charge was presented within the 2006 results of that component in the accompanying consolidated statement of operations as a discontinued operation and was further described in the notes to the consolidated financial statements.

Accordingly, there was not an allocation of goodwill impairment, rather these amounts related specifically to the separately identifiable ASC components.

•	Also, please tell us whether there was any gain or loss recognized upon divestiture of the two ambulatory surgical centers and, if so, the amount and where this amount is recorded.

The loss recorded on the actual divestiture of the two ASC locations during fiscal 2007 was $0.1 million and is included within “other expenses” in the accompanying statement of operations. The amount of this loss was deemed immaterial for additional disclosure.

•	In addition, please tell us why you believe the divestures qualify for discontinued operations as it is not clear how this complies with SFAS 144 based on your disclosure that states “the company determined that the divested locations warranted discontinued operation treatment due to the significance of the impairment charges recorded on the disposed centers”.

During the fourth quarter of 2007, it was determined the two ASCs were required to be presented as discontinued operations in accordance with SFAS 144 as the “held for sale” criteria were met and:

•	each location qualified as a “component of an entity,” having operations and cash flows that could be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity; and

•	upon disposal, the operations and cash flows of the ASCs sold were eliminated from the ongoing operations of the Company and TLC did not have any continuing involvement in the operation of the components after the disposal transactions.
Our statement that “the company determined that the divested locations warranted discontinued operation treatment due to the significance of the impairment charges recorded on the disposed centers” was intended to convey that while the two ASCs qualified for discontinued operations, their normal operations were not material to the consolidated financial statements taken as a whole. However, due to the significance of the goodwill impairment charges specifically associated with these two separately identifiable components, presentation and disclosure of the discontinued operations was deemed appropriate. We will revise this disclosure in our December 31, 2008 Form 10-K to clarify this matter.
Item 15 — Exhibits and Financial Statement Schedules, page 75
5.	It appears that you have described the following agreements, but have not filed them as exhibits:
•	Purchase agreement with JEGC OCC Corp for the sale of all of your common shares of OccuLogix, Inc.;

The purchase agreement with JEGC OCC Corp was filed as Exhibit 2.1 in the Company’s Form 10-Q dated June 30, 2007. However, we did not include the required Exhibit in the Form 10-K dated December 31, 2007, which would incorporate by reference the purchase agreement filed in the June 30, 2008 Form 10-Q. We will ensure that an Exhibit incorporating by reference the purchase agreement filed in the June 30, 2007 Form 10-Q will be included in our December 31, 2008 Form 10-K.

•	Master Capital Lease Agreement with American Medical Optics

The Company has reviewed its Master Capital Lease Agreement (“the Agreement”) with American Medical Optics that sets forth specific details regarding the Company’s fees associated with excimer laser systems, which are currently owned, leased or rented by TLC.

The Agreement was initially entered into prior to fiscal 2007. Effective December 18, 2007, the Company amended and restated the Agreement. The Company has not filed as exhibits either the original or amended and restated Agreements, even if they could be considered to be material contracts, because the substantive provisions of the original and amended and restated Agreements consist of confidential pricing and other proprietary information that would be extremely damaging if obtained by a competitor of TLC. If the substantive provisions were redacted for filing purposes, the remaining provisions, which are primarily standard contractual terms (e.g., notice provisions, choice of law, etc.), would be substantially meaningless, and even potentially misleading, to investors.
The Company acknowledges that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance as part of the review of the Company’s filing or in response to comments. The Company is responsible for the adequacy and accuracy of the disclosures in the filing. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any additional questions or comments, please do not hesitate to contact either Mike Molick, Director Financial Reporting, at (636) 534-2329 or myself at (636) 534-2356.

Yours truly,
/s/ Steven P. Rasche
Steven P. Rasche
Chief Financial Officer

cc:	Brian L. Andrew, TLC Vision Corporation Michael P. Molick, TLC Vision Corporation Andrew J. Beck, Torys, LLP Michael Hickenbotham, Ernst & Young LLP